UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

November 7, 2007
Date of Report (Date of earliest event reported)

CANYON COPPER CORP.
(Exact name of registrant as specified in its charter)

N/A
(Former name or former address if changed since last report)

NEVADA	000-33189	88-0454792
(State or other jurisdiction of	(Commission File	(IRS Employer Identification No.)
incorporation)	Number)

Suite 408 - 1199 West Pender Street
Vancouver, BC, Canada	V6E 2R1
(Address of principal executive offices)	(Zip Code)

(604) 331-9326
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

____ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

____ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

____ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

____ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

SECTION 5 – CORPORATE GOVERNANCE AND MANAGEMENT

ITEM 5.02	DEPARTURE OF DIRECTORS OR CERTAIN OFFICERS; ELECTION OF DIRECTORS; APPONTMENT OF CERTAIN OFFICERS; COMPENSATORY ARRANGEMENTS OF CERTAIN OFFICERS.

Effective November 7, 2007, Bryan Wilson has resigned as the President and Treasurer of Canyon Copper Corp. (the “Company”). Mr. Wilson will continue to act as a member of the Company’s Board of Directors. There was no disagreement between Mr. Wilson and the Company regarding any matter relating to the Company’s operations, policies or practices.

Replacing Mr. Wilson as President is Benjamin Ainsworth. Mr. Ainsworth has been the Secretary and a Director of the Company since May 30, 2006. Mr. Ainsworth is a senior geologist and mining consultant who has been involved in the mining industry for over thirty-five years.

Replacing Mr. Wilson as Treasurer is Kurt Bordian. Mr. Bordian has been the Chief Financial Officer of the Company since January 6, 2006.

ITEM 9.01	FINANCIAL STATEMENTS AND EXHIBITS.

(c)	Exhibits

Exhibit Number	Description of Exhibit
99.1	Press Release dated November 7, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CANYON COPPER CORP.

Date: November 8, 2007
	By:	/s/ Anthony R. Harvey

ANTHONY R. HARVEY
Chairman and Chief Executive Officer